SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 16, 2003

Fording Canadian Coal Trust

(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

Z:\Jim Jones\Edgar\2003\Form 6-K-Oct6B-03.DOC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

December 16, 2003

By:

     James F. Jones

     Corporate Secretary

Z:\Jim Jones\Edgar\2003\Form 6-K-Oct6B-03.DOC

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

Fording Announces Fourth Quarter Cash Distribution

                                                                                                           Exhibit                   99

Z:\Jim Jones\Edgar\2003\Form 6-K-Oct6B-03.DOC

December 16, 2003

Via Edgar

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

RE:

Fording Canadian Coal Trust File NO. 1-15230

Form 6-K Report dated December 16, 2003

Dear Sir or Madam:

On behalf of Fording Canadian Coal Trust transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the Company's Report on Form 6-K.

Yours truly,

James F. Jones

Corporate Secretary

Attachments

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING ANNOUNCES FOURTH QUARTER

CASH DISTRIBUTION

CALGARY, December 15, 2003 - Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that its fourth quarter cash distribution of $1.00 per unit will be paid on January 15, 2004 to unitholders of record on December 31, 2003. The ex-distribution date is December 29, 2003. This distribution is in respect of the period from October 1, 2003 until December 31, 2003.

The Trust has paid or declared cash distributions totalling $4.49 per unit for the 10-month period beginning when the Trust was formed to December 31, 2003, based on the number of units outstanding at each record date. Of this amount, $2.993362 per unit represented income regularly distributed by the Trust. For the first and second quarters of 2003 the Trust also paid cash totalling $1.496638 per unit as the special distribution contemplated by the plan of arrangement that formed the Trust.

Tax Information

For unitholders resident in Canada, income regularly distributed by the Trust will generally be treated as ordinary income from property except where the income is sourced from capital gains realized by the Trust or from dividends received by the Trust. In these cases, the Trust intends to make appropriate designations in its tax returns so that the capital gains or dividends will retain their character when distributed to unitholders and will be subject to income tax accordingly. Distributions to unitholders made in a year that are greater than the net income of the Trust for the year will not be included in unitholders income but will be considered a return of capital and a reduction of the cost base of the units. The special distribution of $1.496638 per unit represents a return of capital to unitholders.

Income regularly distributed by the Trust to non-residents of Canada will be subject to Canadian withholding tax of 25% subject to reduction under the provisions of any applicable tax treaty or conventions. Canadian withholding tax is generally 15% for U.S. holders. The special distribution was not subject to Canadian withholding taxes.

The Trust has made an election to be taxed as a corporation for U.S. tax purposes. Accordingly, distributions by the Trust, including the special distribution, will be considered foreign-source dividend income to the extent paid out of current or accumulated earnings and profits of the Trust, determined under U.S. income tax principles. Payments in excess of these earnings and profits will be applied first to reduce the cost base of the units and then as a capital gain should the cost base of the units be reduced to zero.

It is expected that the Trust will issue a statement after the close of its fiscal year (December 31) and prior to the mailing of income tax slips and forms that will provide information for Canadian and U.S. resident investors about the final characterization of Trust distributions for income tax purposes.

Information with respect to other Canadian, United States and foreign tax considerations is included in the Third Supplement to the Management Information Circular for the Special Meeting dated January 27, 2003. Unitholders should also consult their tax advisors.

Fording Canadian Coal Trust is an open-ended investment trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership of the Elk Valley Coal Corporation and is the world's largest producer of the industrial mineral wollastonite. The Elk Valley Coal Corporation, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

For further information contact:

Mark Gow, CA

Director, Investor Relations

Fording Canadian Coal Trust

403-260-9834

mark_gow@fording.ca